DC



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

P.E. 10-30-06

DIVISION OF
CORPORATION FINANCE

November 16, 2006

Issac J. Vaughn
Wilson Sonsini Goodrich & Rosati
650 Page Mill Road
Palo Alto, CA 94304-1050

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 11/16/2006

Re: AltiGen Communications, Inc.
Incoming letter dated October 30, 2006

Dear Mr. Vaughn:

This is in response to your letter dated October 30, 2006 concerning the shareholder proposal submitted by Douglass Bermingham and Ten Pine Advisors, LLC. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.


06066224

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Douglass Bermingham
Ten Pine Advisors, LLC
627 Harris Road
Bedford Hill, NY 10507

1003607

W&GR Wilson Sonsini Goodrich & Rosati
PROFESSIONAL CORPORATION

650 Page Mill Road
Palo Alto, CA 94304-1050
PHONE 650.493.9300
FAX 650.493.6811
www.wsgr.com

October 30, 2006

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Shareholder Proposal of Mr. Douglass Bermingham and Ten Pine Advisors, LLC AltiGen Communications, Inc.

Ladies and Gentlemen:

On behalf of our client, AltiGen Communications, Inc., a corporation organized and existing under the laws of the State of Delaware (the "Corporation" or "AltiGen"), and registered under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), and in connection with Rule 14a-8(j) under the Securities Exchange Act, we have enclosed for filing the following:

1. Six copies of the submission letter from Mr. Douglass Bermingham and Ten Pine Advisors, LLC (the "Proponents") which includes a proposal (the "Proposal") for inclusion in the Corporation's proxy statement for the 2007 Annual Meeting of Stockholders (the "Proxy Statement");

2. Six additional copies of this letter; and

3. Six copies of supporting opinion of counsel on matters of Delaware law.

The Corporation is also sending a copy of this letter to the Proponents to notify them of the Corporation's intention to omit the Proposal from the Proxy Statement.

I. <u>The Proposal</u>

The text of the Proposal, which calls for the prompt formation of a special committee, is reproduced below.

"RESOLVED: that the stockholders of Altigen [SIC] Communications, Inc. approve the prompt formation of a Special Committee to The Board of Directors for the purpose of enhancing shareholder value [SIC] including, but not limited to, the sale of the Corporation to the highest bidder."

II. Grounds for Omission

The Proposal is excludable pursuant Rule 14a-8(i)(1) because it is improper under state law.

The Proposal seeks to force the board of directors of AltiGen to form a special committee. The Proposal is not drafted as a recommendation or suggestion to the board but instead is formulated as a binding proposal requiring the board of directors to promptly form a special committee if the AltiGen stockholders approve the Proposal.

Pursuant to the Delaware General Corporation Law ("DGCL"), the authority to form committees of the board of directors and designate directors to serve thereon is explicitly reserved for the board of directors. See Section 141(c)(1) of the DGCL ("[t]he board of directors may, by resolution passed by a majority of the whole board of directors, designate 1 or more committees, each committee to consist of 1 or more of the directors of the Corporation.").

The Proposal does not include a citation to the DGCL but instead makes reference to the creation of the special committee pursuant to AltiGen's Bylaws. However, the AltiGen Bylaws, like the DGCL, provide for committees to be established by the board of directors. See Section 4.1 of the AltiGen Bylaws ("[t]he board of directors may, by resolution passed by a majority of the whole board of directors, designate one or more committees, with each committee to consist of one or more of the directors of the Corporation.").

Rule 14a-8(i)(1) allows issuers to omit proposals that are not the proper subject of action by the shareholders under state law. The note to paragraph (i)(1) of Rule 14a-8 states that "some proposals are not considered proper under state law if they would be binding on the Corporation if approved by the shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law."

Additionally, the Staff has historically concurred with the position that a shareholder proposal requiring an issuer's board of directors to act in a certain way on a matter on which the board of directors has discretionary authority under state law is excludable pursuant to Rule 14a-8(i)(1). See, e.g., Alaska Air Group, Inc. (Publicly Available March 26, 2000) (concurring in the exclusion of a proposal to reinstate simple-majority vote on all issues that are submitted to a shareholder vote) and American Electric Power Company, Inc. (Publicly Available January 16,

2002) (concurring in the exclusion of proposal for mandating a maximum total cumulative length of service by any director to ten one-year terms of office).

The requirement that a special committee be formed based on the vote of the AltiGen stockholders represents an end run around the AltiGen board of directors' discretionary decision-making authority under state law. As noted above, shareholders cannot form committees of the board of directors under the DGCL or the AltiGen bylaws because that authority is explicitly reserved for the board of directors. Because the Proposal would require AltiGen to promptly establish a special committee based on stockholder approval, it is not proper under state law and therefore excludable.

The Proposal is excludable under Rule 14a-8(i)(7) because it addresses the Corporation's ordinary business operations.

The Proposal seeks formation of a special committee to enhance stockholder value including through the sale of the Corporation to the highest bidder. The pursuit of enhanced stockholder value is one of the basic premises underlying corporate law. A board of directors has no more fundamental duty than seeking ways to maximize the value of the Corporation for the benefit of the stockholders. The DGCL also provides that "[t]he business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." DGCL Section 141(a). AltiGen's certificate of incorporation does not limit the power of management to conduct its ordinary business under the supervision of the board of directors. In overseeing the business and affairs of the corporation, corporate board of directors are obligated to act in the best interests of the shareholders and regularly seek to increase the corporation's value for the benefit of the shareholders.

In assessing whether a proposal is excludable under Rule 14a-8(i)(7), the Staff has historically made a distinction between proposals that seek to reinforce management's generalized obligation to maximize shareholder value and those that direct management to take specific steps in connection with an extraordinary transaction, finding the former type excludable pursuant to Rule 14a-8(i)(7). Compare First Charter Corporation (Publicly Available January 18, 2005) (finding a proposal mandating formation of a special committee to "with authority to explore strategic alternatives for maximizing shareholder value, including the sale of the Corporation" to be excludable pursuant to Rule 14a-8(i)(7)) with Allegheny Valley Bancorp, Inc. (Publicly Available January 3, 2001) (proposal directing the board of directors to hire an investment bank for the specific purpose of soliciting offers for the purchase of the bank's stock or assets could not be excluded).

The line between the ordinary and extraordinary appears to be based upon a proposal's focus on general strategic direction, which is the province of the board of directors and hence ordinary, as opposed to a focus on a specific major transaction requiring stockholder approval, which falls into the extraordinary category. See Medallion Financial Corp. (Publicly Available May 11, 2004), (proposal requesting "investment banking firm be engaged to evaluate alternatives to maximize stockholder value including a sale of the Company" properly excluded pursuant to 14a-8(i)(7)). In this context, the Staff has noted on several occasions that where "the proposal appears to relate to both extraordinary transactions and non-extraordinary transactions," a basis exists for the omission of the proposal pursuant to Rule 14a-8(i)(7). Bristol-Myers Squibb Company (Publicly Available February 22, 2006).

In the instant case, the Proposal, by its terms, is not limited to an extraordinary transaction but rather deals very generally with the maximization of shareholder value. While the submission letter includes a discussion of one transaction in particular that was proposed by the Proponent, the Staff has historically not deemed such discussion sufficient to overcome the defect of not addressing extraordinary transactions exclusively. Id. Accordingly, the proposal that AltiGen form a special committee to enhance shareholder value is excludable because it addresses matters within the ordinary business operations of AltiGen.

The Proposal is excludable pursuant to Rule 14a-8(i)(4) because it is designed to benefit the proponent rather than the shareholders at large.

In the event that the Staff was to conclude that the Proposal relates exclusively to the specific transaction proposed in the letter of intent from the Proponents cited in their submission letter, then the Proposal would, in fact, relate to an extraordinary transaction and, therefore, not be excludable under Rule 14a-8(i)(7). However, the Proposal would, in such event, be excludable pursuant to Rule 14a-8(i)(4) on the basis that it seeks to further a special interest of the Proponents.

As indicated in their submission letter, the Proponents have submitted a letter of intent describing a proposed transaction involving the potential acquisition of AltiGen by the Proponents and requested a meeting to discuss such letter. At the time AltiGen received the unsolicited offer from the Proponents, the Corporation was not in active discussions to be acquired nor did it have any stated plan, strategy or intent to be acquired.

It is well-settled precedent in the Delaware case law that any decisions that are made with regard to a potential change in control transaction, whether an offer is solicited or not, needs to be made by the board of directors. Accordingly, the AltiGen board of directors met to discuss and review the Proponent's offer. After discussion and consideration by the board of directors, AltiGen determined that further discussion with the Proponents regarding their acquisition proposal was not warranted at that time for several reasons, including the fact their offer was not in the best interest of the AltiGen stockholders and the fact that the Corporation was not seeking to be acquired at that time.

The Proponents allege in the submission letter that the decision by AltiGen's board of directors is in violation of their fiduciary responsibility. Based on their submission letter, it appears that the Proponents seek to force further discussion regarding their offer and are advocating the Proposal as a means to doing so. The shareholder proposal process is not an appropriate means for the Proponents to substitute their judgment for the judgment of the duly elected board of directors, acting within the discretion allotted to them under the DGCL.

In the judgment of the board of directors of AltiGen, the proposed transaction described in the letter of intent is not nor would reasonably be expected to lead to a transaction that is in the best interest of the AltiGen stockholders. Based on this determination, the AltiGen board of directors elected not to continue discussions with the Proponents at this time. The Proponents, dissatisfied with the board of directors' decision, advanced the Proposal primarily to advance the proposed transaction described in the letter of intent. Such a transaction would benefit the Proponents at the expense of the other AltiGen stockholders. In this regard the Staff has permitted companies to excluded shareholder proposals under Rule 14a-8(i)(4) where such proposals attempt to promote a proponent's personal agenda while casting the subject matter as of interest to shareholders in general. See The Southern Company (Publicly Available January 21, 2002)(shareholder proposal for the formation of a committee of the board of directors for the purpose of investigating complaints against management properly excluded as a personal grievance) and Morgan Stanley (Publicly Available January 24, 1994) (shareholder proposal for the adoption by the board of directors of a written policy statement with a commitment to undue financial injustice to any client, employee or investor properly excluded as a personal grievance). As a result, the proposal is excludable pursuant to Rule 14a-8(i)(4).

III. Conclusion

Based on the foregoing, the Corporation believes that it may omit the Proposal from the Proxy Statement because (i) it is not a proper subject for shareholder action under the laws of the State of Delaware; (ii) it addresses the Corporation's ordinary business operations; and (iii) it is designed to benefit the Proponents rather than the shareholders at large.

If you have any question or comments regarding this filing, please contact the undersigned at 650.320.4653.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation



Issac J. Vaughn

Enclosures

Ten Pine Advisors
627 Harris Road
Bedford Hill, NY 10507

August 31, 2006 Via facsimile: 510-252-9738

Notice of Business Proposed to be brought before stockholders at the 2007 Annual Meeting

Mr. Philip McDermott, Secretary
Members of the Nominating and Corporate Governance Committee
The Board of Directors

Dear Sirs:

In accordance with Altigen's bylaws, Ten Pine Advisors is hereby proposing business to be brought before stockholder vote at the 2007 Annual Meeting. Ten Pine, by this communication, is fulfilling the requirement that a voting stockholder making such a proposal do so by means of a timely notice of its intent in proper written form.

1. Shareholder proposing such business before the Annual Meeting: Mr. Douglass Bermingham, Ten Pine Advisors, LLC, 627 Harris Road, Bedford Hills, NY 10507

2. Mr. Douglass Bermingham and Ten Pine Advisors are shareholders of record, entitled to vote at the Annual Meeting. Mr. Bermingham intends to appear in person at the meeting to present the proposed business.

Pursuant to Altigen's bylaws, Mr. Douglass Bermingham and Ten Pine Advisors hereby call upon stockholders to vote approval mandating the Board of Directors to establish a Special Committee to evaluate the Company's strategic options for enhancing shareholder value, including placing the Company up for sale to the highest bidder.

Mr. Bermingham and Ten Pine put forth this Proposed Business in response to the Board's continued silence following a series of attempts by Ten Pine to establish a dialog with the Board concerning steps and strategies designed to enhance shareholder value, including discussing an outstanding Letter of Intent to purchase the Company and take it private at a price equal to a 27% premium to the then market value of Altigen common stock. Mr. Bermingham and Ten Pine assert that such discussions would have benefited all of Altigen's stockholders, and may have led to an enhanced buy-out offer.

Mr. Bermingham and Ten Pine provide support for the Proposed Business by means of recounting the following events:

1) A Letter of Intent to purchase Altigen at a premium-to-market valuation was duly submitted on June 18, 2006. There was no response by the Board.

2) Mr. Bermingham requested a teleconference with the Board to discuss the Letter of Intent and other matters of concern to Ten Pine Advisors. On July 18, 2006, Mr. Bermingham received the following communication, setting a teleconference date for August 3, 2006.

From: Jason Golz
Sent: Tuesday, July 18, 2006 10:09 AM
To: 'dbermingham@jesuplamont.com'
Cc: 'ghu@altigen.com'; 'Philip McDermott'; Quynh Nguyen; ivaughn@wsgr.com
Subject: Conference Call with the AltiGen

Doug,
Per your previous request, AltiGen would like to arrange a conference call with you on August 3 at 3:00 p.m. *Pacific*. Please dial 877-275-6095 and enter the code 61735466 to join the call.
Jason Golz, CFA
Vice President
FINANCIAL DYNAMICS
BUSINESS COMMUNICATIONS
44 Montgomery Street, Suite 1500
San Francisco, CA 94104, USA
Direct Tel: +1-415-439-4532
Direct Cel: +1-415-279-4659
Main Fax: +1-415-296-0446
jgolz@fd-us.com <mailto:jgolz@fd-us.com> <mailto:jgolz@fd-us.com> www.fd-us.com <http://www.fd-us.com/> <http://www.fd-us.com/>

Investor Relations * Corporate Communications * Public Affairs * Media Relations * Transaction Communications * Crisis & Issues Communications * Design

3) Subsequent to this communication, Mr. Bermingham received the following communication requesting additional information:

-----Original Message-----
From: Jason Golz [mailto:jgolz@fd-us.com]
Sent: Tuesday, July 25, 2006 2:42 PM
To: Douglass Bermingham
Cc: ghu@altigen.com; Philip McDermott; Quynh Nguyen; ivaughn@wsgr.com; Brendan Lahiff
Subject: RE: Conference Call with the AltiGen

Doug,
There has been a request from a board member that your group provide supporting materials in advance of the August 3 conference call that demonstrate your ability to finance your offer. Might you be able to provide these details in advance of our conference call?
-Jason

A Highly Confident Letter was issued by Jesup & Lamont Securities Corporation, Advisor to Ten Pine, and a separate courtesy letter was submitted to the Board on August

1, 2006. Additional background information on Jesup & Lamont was transmitted by email during the morning of August 3rd.

4) On July 26th and July 28th, Mr. Bermingham made separate requests for information concerning Board members meeting attendance and qualifications with regard to executing strategies to enhance shareholder value. These information requests were ignored.

5) The Board cancelled the August 3rd teleconference, which was held in their absence among Mr. Bermingham, Ms. Sherry Grisewood, Ten Pine's Advisor at Jesup & Lamont, and Mr. Issac Vaughn, Altigen's Corporate Counsel. Mr. Bermingham relayed his desire to open a dialog with the Board concerning strategies and proposals aimed at enhancing shareholder value. Mr. Bermingham also noted the Board's silence with regard to the Letter of Intent submitted on June 18, 2006

6) On August 3rd, Mr. Bermingham received the following communication:

Doug,

We understand that you attempted to participate in the conference call, previously scheduled for today at 3:00 p.m. Pacific, even though AltiGen informed you, via correspondence with Stephen LeGroat, Chairman of Jesup & Lamont, that the call must be postponed. Given the escalation of the Board's request for information to Mr. LeGroat, he contacted Gilbert by fax on August 2. Gilbert responded directly with him yesterday, also by fax . Was this an oversight on your part or Mr. LeGroat's? Either way, the Company is looking forward to rescheduling the call with you.

Regards,
Jason

7) On August 15, Mr. Bermingham and Ten Pine, in writing, reiterated their desire to enter into a dialog with the Board concerning the Letter of Intent and other matters.

8) On August 21, Mr. Bermingham and Ten Pine duly submitted a revised Letter of Intent and requested a response with a proposed meeting/teleconference date by the close of business on August 24, 2006. The Board failed to honor Mr. Bermingham's and Ten Pine's request.

9) On August 25, 2006, Jesup & Lamont submitted a letter to the Board noting these issues and other issues, and the Board's lack of response to the revised Letter of Intent.

10) On August 29, 2006, Mr. Bermingham and Ten Pine, and Jesup & Lamont received a letter from Mr. Gilbert Hu rejecting the request for a meeting/teleconference.

Mr. Bermingham and Ten Pine state that their various attempts to meet with the Board have been rejected in violation of the Board's fiduciary responsibility, most recently by letter on August 29, 2006 from Mr. Gilbert Hu stating " The Board met yesterday to discuss the Letter of Intent and other related matters. After further review and discussion, the Board has decided that a meeting/teleconference with representatives of Ten Pine is not warranted. Therefore, we have no intention at this time of scheduling a meeting or call with Ten Pine."

Mr. Bermingham and Ten Pine contend their proposal in the revised Letter of Intent dated August 21, 2006 represents a bona fide proposal at a premium valuation to the current market value of Altigen common stock. To date, Board has remained mute on the responding to the Letter of Intent. Therefore, Mr. Bermingham and Ten Pine put the following Proposed Business before shareholders at the 2007 Annual Meeting.

"RESOLVED, that the stockholders of Altigen Communications, Inc. approve the prompt formation of a Special Committee to The Board of Directors for the purpose of enhancing shareholder value including, but not limited to, the sale of the company to the highest bidder."

Mr. Bermingham and Ten Pine reserve the right to withdraw this Proposed Business if the Board demonstrates a capability and will to execute business strategies that result in enhancing shareholder value.

(SIGNATURE PAGE FOLLOWS)

This notice represents the entirety of the Proposed Business submission.

Respectively submitted,



Douglass Bermingham

Douglass Bermingham
Ten Pine Advisors, LLC
627 Harris Road
Bedford Hills, NY 10507



1313 North Market Street
P.O. Box 951
Wilmington, DE 19899-0951
302 984 6000

www.potteranderson.com

October 30, 2006

AltiGen Communications, Inc.
4555 Cushing Parkway
Fremont, California 94538

Re: Stockholder Proposal Submitted By Ten Pine Advisors

Ladies and Gentlemen:

We have acted as special Delaware counsel to AltiGen Communications, Inc., a Delaware corporation (the "Company"), in connection with a certain stockholder proposal and supporting statement (the "Proposal") submitted by Ten Pine Advisors, LLC, which Proposal was submitted for inclusion in the proxy statement and form of proxy to be distributed to the Company's stockholders in connection with its 2007 annual meeting of stockholders. In this connection, you have requested our opinion as to a certain matter under the General Corporation Law of the State of Delaware (the "General Corporation Law").

In our capacity as special Delaware counsel, and in connection with our opinion hereinafter set forth, we have been furnished and have examined copies of only the following documents, all of which have been supplied to us by the Company or obtained from publicly available records:

1. The Amended and Restated Certificate of Incorporation of the Company, as filed with the Office of the Secretary of State of the State of Delaware (the "Secretary of State") on October 8, 1999, which we assume constitutes the certificate of incorporation of the Company as currently in effect (the "Certificate of Incorporation");

2. The Amended and Restated Bylaws of the Company, as amended through May 17, 2004, which we assume constitute the bylaws of the Company as currently in effect (the "Bylaws"); and

3. The Proposal.

With respect to the foregoing documents, we have assumed (i) the authenticity of all documents submitted to us as originals, the conformity with authentic originals of all documents submitted to us as copies or forms, the genuineness of all signatures, and the legal capacity of natural persons; and (ii) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. For purposes of rendering our opinions set forth herein, we have not reviewed any documents of or applicable to the Company other than the documents listed above, and we have assumed that there exists no provision of any such other document that is inconsistent with or would otherwise alter our opinion as expressed herein. In addition, we have conducted no independent factual investigation of our own but have relied solely upon the foregoing documents, the statements and information set forth therein, all of which we have assumed to be true, complete, and accurate in all material respects.

The Proposal

The Proposal calls for a stockholder vote on a resolution "mandating" the Board of Directors of the Company (the "Board") to establish a special committee of the Board for the purpose of evaluating strategic alternatives, "including placing the Company up for sale to the highest bidder." The resolution set forth in the Proposal reads as follows:

> RESOLVED, that the stockholders of AltiGen Communications, Inc. approve the prompt formation of a Special Committee to The Board of Directors for the purpose of enhancing shareholder value including, but not limited to, the sale of the company to the highest bidder.

You have requested our opinion, as a matter of Delaware law, whether the Proposal, which purports to empower the stockholders, or to require the Board, to designate a committee of directors for the purpose of considering strategic alternatives, including requiring the "sale of the Company," is a proper matter for stockholder action under Delaware law or would require the Company to violate Delaware law.

Discussion

1. The Proposal is not a Proper Subject for Stockholder Action Because it Requires the Board to Take Action in Areas Committed by Statutory and Case Law to the Discretion of the Board

Sections 141(a) of the General Corporation Law provides the board of directors of a Delaware corporation, and not the stockholders, with the express statutory authority to manage the business and affairs of the corporation. Section 141(a) of the General Corporation Law provides as follows:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation. If any such provision is made in the certificate of incorporation, the powers and duties conferred or imposed upon the board of directors by this chapter shall be exercised or performed to such extent and by such person or persons as shall be provided in the certificate of incorporation.

8 Del. C. § 141(a). The Company's Bylaws in Section 3.1 contain similar language.[1] The Certificate of Incorporation does not provide for the management of the business and affairs of the Company by anyone other than the directors. Thus, the Board possesses the full power and authority to manage the business and affairs of the Company under Section 141(a) of the General Corporation Law.

In accordance with Section 141(a) of the General Corporation Law, it is a "cardinal precept of the General Corporation Law...that the directors, rather than shareholders, manage the business and affairs of the corporation." Aronson v. Lewis, 473 A.2d 805, 811 (Del. 1984); see also Maldonado v. Flynn, 413 A.2d 1251, 1255 (Del. Ch. 1980), rev'd on other grounds sub nom., Zapata Corp. v. Maldonado, 430 A.2d 779 (Del. 1981) ("[T]he board of directors of a corporation, as the repository of the power of corporate governance, is empowered to make the business decisions of the corporation. The directors, not the stockholders, are the managers of the business affairs of the corporation."). The principle that the directors, rather than the stockholders, manage the business and affairs of a Delaware corporation is a long standing principle of Delaware law. Accordingly, the stockholders of a Delaware corporation cannot unilaterally make, or require the directors to make, certain decisions on matters that are specifically conferred on the directors by statute. Moreover, the stockholders cannot substantially limit a board's freedom to make decisions on matters of management policy.

For example, in Abercrombie v. Davies, 123 A.2d 893 (Del. Ch. 1956), rev'd on other grounds, 130 A.2d 338 (Del. 1957), the Court of Chancery held that a stockholders' agreement was invalid because it had the effect of restricting in a substantial way the freedom of directors to make decisions on matters of management policy.[2] At issue in Abercrombie was an

---

[1] The Bylaws provide that the power of the Board and its authority to exercise corporate power is "subject to the provisions of the General Corporation Law ... and any "limitations in the [Certificate of Incorporation or Bylaws] relating to any action required to be approved by the stockholders. ..." We do not think that this provision can or should be interpreted to override Section 141(a)'s delegation of managerial authority to the Board. In any event, the Proposal does not purport to invoke any existing "limitation" on Board power in the Certificate of Incorporation or Bylaws or to amend the Bylaws to impose such a "limitation."

[2] This aspect of the Abercrombie decision was noted with approval by the Delaware Supreme Court in Grimes v. Donald, 673 A.2d 1207, 1214 (Del. 1996) and Adams v. Clearance Corp., 121 A.2d 302, 305 (Del. 1956).

agreement among stockholders holding a majority of the outstanding stock of American Independent Oil Company ("American") and the so-called "agents" of those stockholders, who served as the nominees of such stockholders on the American board of directors. Together, the group of stockholders who were parties to the stockholders' agreement had the power to elect eight of the members of American's fifteen-member board. The stockholders' agreement provided that all eight of the agent-directors would vote on any matter coming before the board in accordance with the decision of seven of the agent-directors, and if seven of the agent-directors could not reach agreement, the matter would be submitted to arbitration. In holding that the agreement was invalid, the court reasoned as follows:

> By this agreement these stockholders and their representatives have agreed in advance to follow a procedure which if honored by the agents in their director capacity would obligate them to vote in a predetermined manner even though they might thereby be voting contrary to their own best judgment on matters within the province of the board....
>
> * * *
>
> ... So long as the corporate form is used as presently provided by our statutes this court cannot give legal sanction to agreements which have the effect of removing from directors in a very substantial way their duty to use their own best judgment on management matters....
>
> * * *
>
> I am therefore forced to conclude that this [stockholders' agreement] is invalid as an unlawful attempt by certain stockholders to encroach upon the statutory powers and duties imposed on directors by the Delaware corporation law. My conclusions are based on the provisions of the Agreement which substantially encroach on the duty of directors to exercise independent business judgment, upon the provisions which permit the possibility that director action will be dictated by an outsider and finally, upon the provision which can have the consequence of shifting control of the board from a majority to a minority.

Abercrombie, 123 A.2d at 899-900. See, e.g., Arnold v. Soc'y for Savs. Bancorp, Inc., 678 A.2d 533, 539-40 (Del. 1996) ("Directors, in the ordinary course of their service as directors, do not act as agents of the corporation. . . . An agent acts under the control of a principal. The board of directors of a corporation is charged with the ultimate responsibility to manage or direct the management of the business and affairs of the corporation. A board of directors, in fulfilling its fiduciary duty, controls the corporation, not vice versa. . . . It would be an analytically anomaly, therefore, to treat corporate directors as agents of the corporation when they are acting as fiduciaries of the stockholders in managing the business of the corporation.") (citing Restatement (Second) of Agency § 14C (1958)); see also Restatement (Second) of Agency § 14C cmt a (1958) ("A board of directors differs from an agent in that it is not subject to another's control except with regard to the appointment and removal of its members.").[3]

In addition, the Delaware courts have consistently and repeatedly held that neither the affirmative duty to manage the business and affairs of the corporation imposed upon a board of directors by Section 141(a) of the General Corporation Law, nor the fiduciary duties of directors to act in the best interests of the corporation and its stockholders, may be delegated to others (including stockholders) or substantially restricted, unless a delegation or restriction, if permissible at all, is accomplished pursuant to the corporation's certificate of incorporation. See, e.g., Grimes v. Donald, 673 A.2d 1207, 1214 (Del. 1996) (holding that directors may not delegate duties that "lay at the heart of the management of the corporation"); Paramount Communications Inc. v. QVC Network Inc., 637 A.2d 34, 51 (Del. 1993) (holding that contract that "purports to require a board to act or not act in such a fashion as to limit the exercise of fiduciary duties, ... is invalid and unenforceable"); Lehrman v. Cohen, 222 A.2d 800, 808 (Del. 1966) (holding that it is well settled that directors may not delegate duty to manage corporate enterprise, but that such "delegation" may be effected by certificate of incorporation); Adams v. Clearance Corp., 121 A.2d 302, 305 (Del. 1956) (stating "well settled" general principle that directors may not delegate duty to manage corporate enterprise); McAllister v. Kallop, 1995 WL 462210 at *24 (Del. Ch. July 28, 1995) (holding that contract restricting exercise of fiduciary duties by limiting director's ability to make independent, good faith determination regarding appropriate corporate action is invalid), aff'd, 678 A.2d 526 (Del. 1996); Chapin v. Benwood Foundation, Inc., 402 A.2d 1205, 1210 (Del. Ch. 1979) aff'd sub nom., Harrison v. Chapin, 415 A.2d 1068 (Del. 1980) (holding that agreement by which board of charitable corporation committed years in advance to fill particular board vacancy with certain named person, regardless of circumstances that existed at time vacancy occurred, thus effectively relinquishing duty of directors to exercise their best judgment on management matters, was unenforceable), aff'd, 415 A.2d 1068 (Del. 1980); see also ConAgra, Inc. v. Cargill, Inc., 382 N.W.2d 576, 587-88 (Neb. 1986) (applying Delaware law). The general rule prohibiting the delegation or substantial restriction of managerial responsibility and fiduciary obligations applies as well to the delegation or restriction of a specific duty or several duties as to the delegation or restriction of all duties. See Adams, 121 A.2d at 305.

[3] We note that the Delaware Court of Chancery recently analogized to agency principles in reaching a conclusion that a board of directors had contracted away certain of its powers. Unisuper Ltd. v. News Corp., 2005 WL 3529317 (Del. Ch. Dec. 20, 2005). Unlike the present situation, the Unisuper case involved a situation in which the board of directors was alleged to have affirmatively contracted away certain of its rights in connection with a reincorporation of the corporation from Australia to Delaware. See Unisuper Ltd. v. New Corp., 2006 WL 207505 (Del. Ch. Jan. 19, 2006) (certifying an interlocutory appeal and emphasizing that the corporation had conceded that a contract existed between the stockholders and the corporation). Therefore, the Court did not address a situation in which a stockholder, as here, purports to unilaterally prescribe actions that a board of directors must take.

The principle that the board of directors may not leave to stockholders decisions on substantial matters at the core of the managerial prerogative of the board was reiterated in the watershed opinion of Smith v. Van Gorkom, 488 A.2d 858 (Del. 1985). There, the Supreme Court noted that under Section 251 of the DGCL, the board could not "take a neutral position and delegate to the stockholders the unadvised decision as to whether to accept or reject the merger." Id. at 887-888. Rather, the DGCL required the board itself to decide whether a merger agreement, once adopted, remained advisable for submission to stockholders. Id. at 888.[4]

The decision whether to explore strategic alternatives, including whether to "place the Company up for sale," is a decision that clearly is a fundamental matter of management policy that is entrusted to the business judgment of a board of directors and cannot be substantially limited under Delaware law. Thus, in Quickturn Design Systems, Inc. v. Shapiro, 721 A.2d 1281 (Del. 1988), the Delaware Supreme Court struck down as violative of Section 141(a) a provision in a rights plan provision disabling a board not nominated by incumbents from redeeming the rights for six months following its election. The Court found that this provision "restricts the board's power in an area of fundamental importance to the shareholder – negotiating a possible sale of the corporation." *Id.* at 1291-92. So too, the Proposal, if adopted, would substantially limit, if not effectively eliminate, the Board's ability to exercise its authority in this area of "fundamental importance" -- whether and on what terms to put the Company "up for sale."[5]

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4 The ability of a board to submit to stockholders a merger agreement it no longer recommends was added to Section 251 in 1998, see 71 Del. L., C. 339, § 44 (June 29, 1998), and was extended to all statutorily required stockholder actions effective August 1, 2003. This statutory change does not, in our view, alter the basic thrust of this portion of Van Gorkom – that the board has an affirmative obligation to exercise its statutorily mandated managerial duties. See Frontier Oil v. Holly Corp., 2005 WL 1039027 (Del. Ch. Apr. 29, 2005).

In the more recent case of Omnicare, Inc. v. NCS Healthcare, Inc., 818 A.2d 914, 938 (Del. 2003), the Supreme Court re-affirmed that the fiduciary duties of corporate directors are unremitting and that directors cannot act in a way that precludes or substantially restricts their ability to make fundamental decisions regarding the management and direction of the corporate enterprise, even where the Board has determined it is in the best interest of stockholders that the corporation be sold. In doing so, the Supreme Court stated that: "the fiduciary duties of directors are unremitting and must be effectively discharged in the specific context of the actions that are required with regard to the corporation or its stockholders as circumstances change." Id.

5 See Pogostin v. Rice, 480 A.2d 619, 627 (Del. 1984) ("We are not persuaded by plaintiffs' claim that the City board's refusal to accept the premium offered by Tamco, or to negotiate with Tamco under these circumstances, are prima facie breaches of fiduciary duty and hence, excuse demand. Establishing such a principle would rob corporate boards of all discretion, forcing them to choose between accepting any tender offer or merger proposal above market, or facing the likelihood of personal liability if they reject it. To put directors to such a Hobson's choice would be the antithesis of the principles upon which a proper exercise of

Similarly, in TW Services, Inc. v. SWT Acquisition Corp., 1989 WL 20290 (Del. Ch. Mar. 2, 1989), the Court of Chancery applied the business judgment rule to a board's "decision not to divert [a corporation] from its long term business plan in order to facilitate or propose an extraordinary transaction designed to maximize current share value." In TW Services, SWT Acquisition Corp., which had acquired 19.9% of a corporation's outstanding stock, made an unsolicited merger proposal coupled with a proposal that the TW Services board negotiate a merger agreement with SWT. When the TW Services board refused either to redeem the "poison pill" rights plan it had implemented prior to SWT's acquisition of shares or to negotiate with SWT regarding its proposed form of merger agreement, SWT sought an order from the Court of Chancery requiring SWT to redeem the rights. In analyzing SWT's request, the Court focused on the fact that the SWT tender offer was conditioned, among other things, on the TW Services' board entering into a merger agreement with SWT.

The Court considered whether, in these circumstances, the TW Services board was justified in refusing to redeem the rights or negotiating with SWT. Notwithstanding the fact that a large majority of stockholders had tendered into SWT's offer, the Court subjected the board's refusal to analysis under the deferential business judgment rule standard of review. Key to the Court's analysis was the fact that, by conditioning its tender offer on the execution of a merger agreement, SWT had implicated the board's power under Section 251 of the General Corporation Law, which requires the board of directors to approve a merger agreement before stockholders may act upon it. Because of this fact, Chancellor Allen understood the law "to permit the board to decline [the proposal to negotiate], with no threat of judicial sanction providing it functions on the question in good faith pursuit of legitimate corporate interests and advisedly." Id. at *11.[6]

As in TW Services, the Proposal would require the Board to act in an area committed to the business judgment of the Board by statute and case law -- the decision whether to "explore strategic alternatives" and would even compel a specific outcome for the purported "exploration," i.e., to "put the Company up for sale." Accordingly, in our opinion, the Proposal is not a proper subject for stockholder action under Delaware law.

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business judgment is demanded of them. The ultimate loss would, of course, be upon the shareholders."); see also Paramount Comm., Inc. v. Time Inc., 571 A.2d 1140, 1152 (Del. 1989) ("We have repeatedly stated that the refusal to entertain an offer may comport with a valid exercise of the board's business judgment."); Mills Acquisition Co. v. MacMillan, Inc., 559 A.2d 1261, 1285 n.35 (Del. 1988) (stating that "not every offer or transaction affecting the corporate structure invokes the Revlon duties. A refusal to entertain offers may comport with a valid exercise of business judgment.")

[6] See also, McMullin v. Beran, 765 A.2d 910, 919, 923-25 (Del. 2000) (holding that, even in cases where "the board cannot realistically seek any alternative" because of the wishes of a majority stockholder, the board has a "fiduciary responsibility ... to make an informed and deliberate judgment, in good faith, about whether the sale to a third party that is being proposed by the majority shareholder will result in a maximization of value for the minority shareholders").

2. The Proposal Would Violate Delaware Law Because it Would Violate Section 141(c) of the General Corporation Law and the Company's Bylaws.

The fact that the Proposal requires the Board to create a Board Committee with specified authority provides an additional basis on which to conclude that the Proposal is inconsistent with Delaware law. Sections 141(c)(1) and (c)(2) of the General Corporation Law provide a board of directors of a Delaware corporation with the express statutory authority to appoint a committee of directors to manage certain of the business and affairs of the corporation. Section 141(c)(2) provides,[7] in pertinent part, as follows:

> The board of directors may designate 1 or more committees, each committee to consist of 1 or more of the directors of the corporation. The board may designate 1 or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. . . .

8 Del. C. § 141(c)(2). Section 4.1 of the Company's Bylaws contains a similar provision, except it requires a majority of the whole Board to vote in favor of the designation of a Committee. Accordingly, the Board has the exclusive statutory authority to decide, in its discretion, whether to designate committees of directors and for what purpose committees will be formed. While there is precedent for a board of directors of a Delaware corporation itself resolving to designate a committee of directors to explore strategic alternatives, including the possible sale of a corporation, such a decision is premised on an independent determination by the board of directors that such a course of action is in the best interests of the corporation and its stockholders.

The Proposal, if adopted, would purport to be an exercise of stockholders' power to designate, or would require the Board to designate, a Board committee. Moreover, the Proposal mandates that the required committee be delegated the specific authority to "explore strategic alternatives." Even more, the Proposal, in effect, mandates the Committee's decision with regard to the requested "exploration" -- the committee must have as a purpose "the sale of the Company to the highest bidder." As discussed above, the decision whether to explore strategic alternatives, including the possible sale of the Company, clearly falls within the purview of the business and affairs of the Company, which are to be managed by or under the direction of the Board as required by Section 141(a) of the General Corporation Law, and this mandate cannot be evaded merely by the creation of a Board Committee. Indeed, in a very real way the Proposal

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[7] We understand, and accordingly assume, that Section 141(c)(2) of the General Corporation Law is applicable to the Company. Section 141(c)(2) applies to all Delaware corporations incorporated after July 1, 1996. We note that Section 141(c)(1) of the General Corporation Law also authorizes only the board of directors of a corporation to designate committees of directors.

represents an exercise of purported stockholder authority to designate a committee of directors, in direct contravention of Section 141(c) of the General Corporation Law and the Company's Bylaws. Thus, the Proposal either attempts to confer on the stockholders the authority to designate committees of directors or to require that the Board act at the direction of the stockholders to make certain decisions that are in the purview of the Board's exclusive statutory duties (and to require the Committee to reach a pre-determined outcome in the discharge of its duties). As a result, the Proposal, if adopted, would cause the company to violate Delaware law.[8]

Conclusion

Based upon and subject to the foregoing, and subject to the limitations stated herein below, it is our opinion that the Proposal is not a proper subject for stockholder action under Delaware law because the authority to determine whether the Company should explore strategic alternatives, including the possible sale of the corporation, whether or not through a committee of directors, is vested in the board of directors under the General Corporation Law and is, therefore, not subject to direction by stockholders. In addition, because Section 141(c)(2) of the General Corporation Law and Section 4.1 of the Company's Bylaws vest in the Board the exclusive authority to designate committees of directors, the Proposal's mandate that a particular committee be created, whether by stockholder action alone or by direction to the Board, if implemented, would cause the Company to violate Delaware law.

The foregoing opinions are limited to the General Corporation Law of the State of Delaware as presently in effect. We have not considered and express no opinion with regard to, or as to the effect of, other laws, rules or regulations of the State of Delaware or the laws, rules or regulations of any other jurisdiction, state or federal, including, without limitation, federal laws, rules and regulations regulating securities.

This opinion is rendered only to you and is solely for your benefit in connection with the matters addressed herein. It is our understanding that you intend to provide a copy of this opinion letter to the Securities and Exchange Commission in connection with the matters addressed herein, and we hereby consent to your doing so. Except as expressly provided in this paragraph, this opinion may not be relied upon by you for any other purpose, or furnished to,

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[8] We note that one Delaware case of which we are aware has endorsed the use of a bylaw amendment as a means by which stockholders may be able to limit the authority of directors to designate committees. In Hollinger Int'l, Inc. v. Black, 844 A.2d 1022, 1080-1081 (Del. Ch. 2004), the Court of Chancery found consistent with Section 141(c)(2) the adoption by a majority stockholder of a bylaw that purported to dissolve all but two of the committees previously created by board action. In doing so, the Court focused on the language of Section 141(c)(2) permitting a board resolution or the bylaws to describe the authority of a board committee. (The Court ultimately found the bylaw amendment in question to be inequitable and refused to enforce it.) However, Hollinger did not involve the assertion by stockholders of power to create committees, as is the case here. In any event, the Proposal does not purport to adopt an amendment to the Bylaws.

quoted to, or relied upon by any other person, firm, or corporation for any purpose, without our prior written consent.

Very Truly Yours,

Potter Anderson & Corroon LLP

758475v2

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

November 16, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: AltiGen Communications, Inc.
Incoming letter dated October 30, 2006

The proposal requires that the board of directors form a special committee for the purpose of enhancing shareholder value including, but not limited to, the sale of the corporation to the highest bidder.

There appears to be some basis for your view that AltiGen may exclude the proposal under rule 14a-8(i)(7), as relating to AltiGen's ordinary business operations. We note that the proposal appears to relate to both extraordinary transactions and non-extraordinary transactions. Accordingly, we will not recommend enforcement action to the Commission if AltiGen omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which AltiGen relies.

Sincerely,



Tamara M. Brightwell
Special Counsel